AURORA

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held by virtual webcast on Thursday, November 12, 2020 at 10:00 a.m. (Mountain Time)

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 a.m. (Mountain Time) on Monday, November 9, 2020

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page.

To Virtually Attend the Meeting

- You can attend the meeting virtually by visiting the URL provided on the back of this proxy.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

01NGNA

Appointment of Proxyholder

I/We being holder(s) of Aurora Cannabis Inc. hereby appoint: Michael Singer, Executive Chairman of the Company, or failing him, Miguel Martin, Chief Executive Officer of the Company, or failing him, Glen Ibbott, Chief Financial Officer of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

Note: If completing the appointment box above YOU MUST return your proxy by mail or fax and go to http://www.computershare.com/Aurora and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a control number to gain entry to the online meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Aurora Cannabis Inc. to be held by virtual webcast at https://web.lumiagm.com/242822694 on Thursday, November 12, 2020 at 10:00 a.m. (Mountain Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Number of Directors To set the number of Directors at eight (8).	☐	☐

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2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Miguel Martin	☐	☐	02. Michael Singer	☐	☐	03. Ron Funk	☐	☐
04. Norma Beauchamp	☐	☐	05. Margaret Shan Atkins	☐	☐	06. Adam Szweras	☐	☐
07. Michael Detlefsen	☐	☐	08. Lance Friedmann	☐	☐			

	For	Withhold
3. Appointment of Auditors Appointment of KPMG LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. 10% "Rolling" Share Option Plan Renewal To consider, and if thought advisable, to pass an ordinary resolution for the continuation of the Company's 10% "rolling" share option plan and to authorize the grant of all currently available option entitlements issuable thereunder until November 12, 2023, as more particularly described in the accompanying Management Information Circular.	☐	☐
5. Proposed Fixed Performance Share Unit Plan To consider, and if thought advisable, to pass an ordinary resolution to approve the Company's new Performance Share Unit Plan, as more particularly described in the accompanying Management Information Circular.	☐	☐
6. Fixed Restricted Share Unit Plan Amendment To consider, and if thought advisable, to pass an ordinary resolution that approves an amendment to the Company's Fixed Restricted Share Unit Plan, as more particularly described in the accompanying Management Information Circular.	☐	☐
7. Fixed Deferred Share Unit Plan Amendment To consider, and if thought advisable, to pass an ordinary resolution that approves an amendment to the Company's Fixed Deferred Share Unit Plan, as more particularly described in the accompanying Management Information Circular.	☐	☐
8. Say-on-Pay To consider and, if deemed appropriate, to pass with or without variation, a non-binding advisory resolution on the Company's approach to executive compensation, as more particularly described in the accompanying Management Information Circular.	☐	☐

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Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Information Circular – Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.